EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2002

Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

EXHIBIT 1

TO THE SHAREHOLDERS

All amounts are in US$ unless otherwise indicated

Highlights for the second quarter of fiscal 2002, ending March 31, 2002:

- IUSI announces an order from a U.S. customer valued at over $5 million for transmission structures.
- IUSI's new El Dorado, Kansas manufacturing facility begins shipments to North American utilities.
- IUSI curtails production in Batesville, Arkansas in order to consolidate these operations with the new larger Kansas facility.

Marketing and Sales

Although there was a significant downturn in the European roadway lighting market over the last six months, our Petitjean operating unit continued to increase both its market share and gross margins in this sector over previous quarters. Close attention to improving on-time deliveries and customer service were the key contributors to our market share growth. Strong sales increases in higher value decorative lighting products and improvements in manufacturing processes provided an increase in gross margins in spite of higher steel costs. To build on this success, Petitjean launched the most comprehensive range of architecturally unique and attractive lighting structures ever offered by a manufacturer. Customers can now choose from 62 standard decorative products available in 165 different colors. At the end of the second quarter, Petitjean reported increased orders for both decorative and conventional lighting structures. We believe this market resurgence is a result of an improved economic environment. The new product offerings should position us to continue to secure substantial market share of the European roadway lighting market.

In the utility structure sector, global growth in distribution, transmission, and land-line telecommunications structures has resulted in an improved order book. Our international Distripole backlog is now over 50,000 poles, all slated for delivery in the second half of calendar 2002. Petitjean received orders for approximately $15 million of transmission products during this quarter, also scheduled for delivery in calendar 2002, which represents a major increase over previous years' performances. Current utility projects under negotiation are expected to further increase our utility product shipment requirements over the balance of this calendar year.

In North America, the utility products sector experienced a lull in activity during the quarter as most utilities were awaiting the release of the U.S. Government's Energy Bill in order to analyze and prioritize their investment schedules over the next year. At the end of the quarter, there was a strong increase in transmission project design and quotation activity. Although a solid increase in annual "replacement" market growth in steel distribution poles has developed, it is clear that the majority of utility investment in new overhead powerlines will be in the light duty, H-Frame, and custom, heavy duty transmission product sectors.

We estimate that the light duty and H-Frame market size in North America will exceed $100 million annually for the next 5 - 10 years and we are now positioned, with our Kansas facility, to be one of the leading three suppliers to this sector. Given the hundreds of thousands of circuit miles of U.S. Light duty / H-Frame transmission, which exist today on wooden structures over 40-years old, and the virtual absence of tenders calling for wood replacements, we expect to see a very high conversion rate to steel.

IUSI has commissioned the new Kansas facility with its proprietary Centaurus technology in order to become a leading participant in the "build out" of the North American transmission grid, which requires heavier and larger structures. We can now offer an ERW (Electric Resistance Welding) transmission product in much larger diameters, using thicker steel than we could provide from our Batesville, Arkansas facility. The new production line incorporates more automation and requires a significantly smaller staffing level than Batesville. We believe this will position IUSI to be the low cost supplier to this sector, which should allow us to market our light duty and H-Frame product lines at attractive prices.

It should be further noted that although we have enjoyed tremendous international success in securing steel utility pole contracts, several of our customers have experienced abnormally high and extended levels of tropical spring rain causing them to reschedule their delivery requirements into our fiscal Q4 / 2002 – Q1 / 2003 timeframe. Consequently, although IUSI has a high backlog in actual orders, we must respect our customers' delay in the release of orders for production. These delivery adjustments may impact our Q3 results.

The U.S. Environmental Protection Agency's recent announcements regarding the curtailing of most of the approved uses of the heavy wood preservative CCA (Chromated Copper Arsenate) and its continuance of the risk assessment study on CCA and other similar wood preservatives has had a positive impact on accelerating many utilities' interest level in evaluating a change to steel distribution poles. Coupled with the forthcoming publication (expected in July 2002) of the ASCE (American Society of Civil Engineers) design guidelines for distribution structures, we believe that market adoption of steel distribution poles will begin to grow at an accelerated rate. These new guidelines will allow us to significantly reduce the required weight of steel used in distribution poles in about 40% of all applications and, as such, will also allow IUSI to be more competitively priced with wood in North America.

Manufacturing

IUSI will consolidate all of its North American manufacturing capability into the new facility in Kansas and will shift its coil processing line and drilling machines to Kansas.

Due to the high growth in Distripole orders and telecommunication pole orders, the original ERW line in Batesville will be relocated to Petitjean. In implementing our process improvement strategy at Petitjean, we restructured our organization, which resulted in severance and re-development costs of approximately $420,000. Similarly, we are in the process of commissioning and ramping up our new U.S. manufacturing facility causing us to incur $750,000 in temporary additional costs to March 31, 2002.

During the next quarter, as we complete the closure of the Batesville facility and further re-organize our operations, we expect to expense an additional $500,000 in severance, de-commissioning and re-structuring costs. These "one-time" manufacturing related charges will negatively impact the next quarter's operating results but will result in a much leaner, more cost effective organization when we begin producing the larger volumes of utility products scheduled for delivery in the second half of calendar 2002.

Management has used this period to optimize production capabilities in order to prepare for a high level of manufacturing and delivery requirement in the latter half of this calendar year. For example, as there is a much higher welding labor component associated with transmission structures, the number of qualified welders has been increased by 30 people through a company sponsored training initiative. At the same time, other direct labor levels were reduced by the elimination of redundant temporary/casual job positions.

Operating Results

For the second quarter of fiscal 2002, January 1, 2002 to March 31, 2002, IUSI reported sales of $20.0 million compared to $25.0 million for the same period last year, which included $3.6 million of sales from the Stainton Metal Company subsidiary ("Stainton"), which was sold in October 2001.

For the six months ended March 31, 2002, IUSI reported sales of $42.5 million compared to $45.5 million for the same period last year, which included $6.4 million from Stainton. On a comparative basis, not including Stainton, IUSI increased its year to date sales compared to last year by 9%. This increase was primarily in the North American utility markets.

Gross profit for the quarter of $6.8 million was less than last year's $8.0 million. With Stainton removed for comparative purposes, our gross margins achieved a 2% improvement in Q2 of this year compared to last year.

Fixed plant, selling and general administrative expenses for the quarter were $7.0 million this year, which although includes $0.5 million of startup costs for the new plant in Kansas and $0.3 million for restructuring costs at Petitjean, is still equal to last year.

Earnings before interest, taxes, and depreciation ("EBITDA") were $(0.2) million in the quarter compared to $1.1 million for the same quarter last year. EBITDA for the second quarter of fiscal 2002 would be $0.47 million compared to $0.48 million for the second quarter of fiscal 2001, if extraordinary costs and Stainton are excluded.

Net loss for the second quarter of fiscal 2002 was $3.9 million or $0.34 per share, compared to net income of $0.4 million, or $0.03 per share, which included a $4.3 million gain on the repurchase of our Senior Subordinated Notes at a discount in the same quarter last year.

Cash used by operations for the quarter ended March 31, 2002, was $3.1 million compared to $1.8 million for the same period last year. At March 31, 2002, net working capital was $18.1 million compared to $16.5 million at September 30, 2001. At March 31, 2002, IUSI had drawn $7.0 million under its $19.0 million of operating line of credit.

Outlook

Increased funding commitments by governments and utilities to both renew and/or develop their powerline infrastructure systems has resulted in a major increase in the percentage of tenders for steel structures of light duty transmission and H-Frame products. The market is clearly indicating preference for engineered material based structures as well as a higher level of environmental consciousness.

Our recent announcement of an 18-month supply contract for steel utility poles for a European customer was the gratifying result of two years of testing and engineering cooperation. IUSI estimates the value of this contract to exceed $10 million. We believe this was a major milestone in endorsing the superior performance and economic benefits that steel offers over other pole materials and should accelerate acceptance by other key regional customers.

The well-documented recognition of powerline growth requirements, both domestically and internationally, over the next twenty years, clearly indicates a strong and robust market from which we can continue to grow our business.

IUSI is positioned at the forefront of advancing this market as the low cost producer of these high value engineered steel utility structures.

Sincerely,

Robert G.J. Jack

President & Chief Executive Officer

This report contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward looking statements involve assumptions and uncertainties and other factors that may cause the actual results, performance or achievements of IUSI to be materially different from the future results, performance or achievements expressed or implied by those forward looking statements. These assumptions and uncertainties include, but are not limited to, general economic and business conditions and a number of known and unknown risks including: competition in our industry, foreign exchange risk and variation in raw material costs. These factors are discussed in greater detail in IUSI's most recent annual report on Form 20-F on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002 AND SEPTEMBER 30, 2001
IN 000'S OF US$

	MAR 31	SEPT 30
ASSETS		
Current Assets		
Cash and cash equivalents	4,378	4,552
Cash in escrow	999	653
Accounts receivable	25,211	28,079
Inventory	17,031	22,593
Prepaid expenses and other	1,699	2,731
	49,318	58,608
Property, plant & equipment	38,137	42,913
Other assets	5,666	4,376
Cash in escrow	6,430	6,352
	50,233	53,641
	99,551	112,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	6,958	8,755
Accounts payable and accrued liabilities	24,024	33,205
Current portion of long-term debt	215	197
	31,197	42,157
Long-Term Debt & Other Liabilities		
Long-term debt	65,745	66,825
Other liabilities	2,163	2,405
Future income taxes	2,000	2,191
	69,908	71,421
Shareholders' Equity		
Capital stock	18,367	18,617
Warrants	1,611	1,612
Foreign currency translation adjustment	(7,154)	(6,631)
Deficit	(14,378)	(14,927)
	(1,554)	(1,329)
	99,551	112,249

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
IN 000'S OF US$

	For the three months ended March 31		For the six months ended March 31	
	2002	**2001**	**2002**	**2001**
Sales, net of commissions	20,019	25,020	42,531	45,489
Less:				
Cost of sales	13,217	17,000	28,684	30,511
Plant operating expenses	2,037	2,098	4,240	4,090
Selling and administrative expenses	5,008	4,852	9,546	8,830
	20,262	23,950	45,470	43,431
Income before interest and depreciation	(243)	1,070	61	2,058
Depreciation and amortization	1,527	1,543	3,048	3,222
Gain on repurchase of Notes	0	(4,262)	(398)	(9,414)
Interest and other income	1,987	1,089	3,970	2,262
Gain on sale of subsidiary	0	0	(7,433)	0
Preferred share dividends	0	1,136	0	2,230
Amortization of deferred financing costs	183	889	330	1,803
	3,697	395	(483)	103
Net income (loss) before income taxes	(3,940)	675	544	1,955
Income taxes	(6)	277	(6)	306
Net income (loss) for the period	(3,934)	398	550	1,649
Net income (loss) per share	(0.34)	0.03	0.05	0.13

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
IN 000'S OF US$

	For the three months ended March 31		For the six months ended March 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net income (loss)	(3,934)	398	550	1,649
Depreciation and amortization	1,710	2,432	3,379	5,025
Provision for future income taxes	(9)	(156)	(204)	(602)
Dividends to be settled by shares	0	883	0	1,772
Accretion of preferred shares to redemption value	45	45	90	90
Gain on repurchase of Notes	0	(4,262)	(450)	(9,414)
Accounts receivable	2,317	1,679	1,415	(240)
Inventories	192	397	4,877	111
Prepaid expenses and other	(74)	(411)	938	91
Accounts payable and accrued liabilities	(3,181)	(2,434)	(8,325)	(4,455)
Other items	(165)	(387)	230	(482)
	(3,099)	(1,816)	2,500	(6,455)
Financing:				
Operating loans	(4,877)	(2,323)	(1,419)	599
Reduction in long-term debt	12	(15,198)	(587)	(28,070)
Redemption of preferred shares, Series II	0	0	0	(169)
Share capital issued	250	0	250	0
	(4,615)	(17,521)	(1,756)	(27,640)
Investments:				
Capital expenditures	(290)	(742)	(856)	(996)
Other	513	(231)	361	(360)
Long-term assets	(19)	(191)	(77)	(486)
	204	(1,164)	(572)	(1,842)
Increase (decrease) in cash and cash equivalents	(7,510)	(20,501)	172	(35,937)
Cash and cash equivalents, beginning of period	12,887	32,598	5,205	48,034
Cash and cash equivalents, end of period	5,377	12,097	5,377	12,097

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

By: [signature]

Name: Robert G. J. Jack

Title: President and Chief Executive Officer

Date: May 29. 2002